Exhibit 12.1

Statement Setting Forth Computation Showing the Ratio
of Earnings to Combined Fixed Charges and Preferred Dividends

	Nine Months Ended		Year Ended
	2011	2010	2010	2009	2008	2007	2006

Earnings
Income from Continuing Operations	$24,547	$20,520	$27,641	$28,202	$28,023	$32,912	$24,733
Add: Interest Expense	$5,853	$5,607	$7,585	$6,695	$7,012	$7,773	$8,287
TOTAL EARNINGS	$30,400	$26,127	$35,226	$34,897	$35,035	$40,685	$33,020
Fixed Charges
Interest Expense	$5,853	$5,607	$7,585	$6,695	$7,012	$7,773	$8,287
Preferred Stock Dividends	$9,820	$9,820	$13,094	$13,094	$11,718	$9,342	$9,342
TOTAL FIXED CHARGES	$15,673	$15,427	$20,679	$19,789	$18,730	$17,115	$17,629

Ratio of Earnings to Fixed Charges	5.19	4.66	4.64	5.21	5.00	5.23	3.98
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.94	1.69	1.70	1.76	1.87	2.38	1.87